Mail Stop 03-09
Via Facsimile and U.S. Mail

	May 23, 2005


Mr. Carl Spana
President and Chief Executive Officer
Palatin Technologies, Inc.
4C Cedarbrook Drive
Cranbury, NJ 08512

RE:	Palatin Technologies, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	Filed September 13, 2004
Form 10-Q for quarter ended March 31, 2005
Filed May 10, 2005
            File No. 001-15543

Dear Mr. Spana:

              We have reviewed your filings and have the following comments. We have limited our review of the above referenced filings to only those issues addressed. Where our comments call for disclosure, we think you should amend your March 31, 2005 Form 10-Q in response to these comments. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-Q filing for
March 31, 2005 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Managements Discussion and Analysis

Critical Accounting Policies, page 21

1. For each critical accounting policy we do not see any disclosure about the factors and assumptions and the reasonably likely effects that changes could have, nor do we see disclosure quantifying what your actual changes in estimates have been and what caused those changes. Please provide us your analysis to support why that disclosure is not in the filing.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

2. Please explain more specifically to us the revenue recognition basis for each revenue stream (e.g. grant and contract revenues and up front fees), including the criteria you use in determining when the earnings process is complete, the nature of facts and circumstances underlying adjustments to your performance period estimate and the factors used to determine substantive progress towards completion under the contract. As it relates to Mallinckrodt, explain the relationship between cash payments of $3.2 million, revenue of $2 million and deferred revenue of $242,000 in 2004.

Note 6. Stockholders` Equity, page 63

3. Please provide the references to the technical literature that served as the basis for your accounting for the downward adjustment in 2003 of the exercise price of certain previously issued and outstanding warrants, which was presented as a deemed dividend in computing net loss attributable to common stockholders. Demonstrate how the amount charged to expense in 2003 complies with GAAP.

Form 10-Q for the quarter ended March 31, 2005

4. Please amend the filing to provide the following disclosures in MD&A or as indicated:
* Disaggregate product sales from royalty revenue on the face of the statement of operations.
* Disclose the payment terms for product sales and royalties.
* Clarify in your accounting policy note to the financial statements when royalties are recognized.
* Explain why product and royalty revenue decreased to $466,000 in the quarter ended March 31, 2005 from $1.5 million in the quarter ended December 31, 2004.
* Quantify the amount of product sales that do not have a related cost of product sold since the cost of the product sold was previously expensed as research and development expense prior to FDA approval.
* Explain what is included in cost of sales if the cost of product sold was previously expensed as research and development expense.
* Disclose the period over which the $20 million upfront payment from
King is being recognized and how that period was determined.
* In MD&A, disaggregate the amount of each material component of license, grant and contract revenue so that a reader can understand the nature and amount of each revenue stream.
* Disclose the components of accounts receivable at March 31, 2005 explaining the high level of receivables as compared to revenue in the quarter ended March 31, 2005.

*  *  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Frank Wyman, Staff Accountant at (202) 551-
3660
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.
							Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Carl Spana
Palatin Technologies, Inc.
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